UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 28, 2010

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:
A press release dated May 27, 2010 announcing Turkcell’s appointments to its Audit Committee and its Corporate Governance Committee and a press release dated May 27, 2010 announcing that Turkcell has no interest in Zain Mobile Telecommunications.

May 27, 2010

ANNOUNCEMENT REGARDING THE APPOINTMENT OF AUDIT AND
CORPORATE GOVERNANCE COMMITTEE MEMBERS

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

 Istanbul Stock Exchange

ISTANBUL

Special Subjects:

At the Board of Directors meeting on May 27, 2010, within the context of Turkcell’s Corporate Governance Principles and applicable regulations, it was decided that Mr. Colin J. Williams and Mr. Alexey Khudyakov will continue their Audit Committee memberships and that Mr. Colin J. Williams will continue as Chairman of the Audit Committee.

At the same meeting, it was decided that Mr. Colin J Williams, Ms. Karin B. Eliasson, Mr. Mehmet Bülent Ergin and Mr. Oleg A. Malis are appointed as Corporate Governance Committee members of the Company and that Mr. Colin J. Williams will serve as Chairman of the Corporate Governance Committee.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

1

May 27, 2010

ANNOUNCEMENT REGARDING ZAIN MOBILE TELECOMMUNICATIONS CO

Subject: Statement made pursuant to Circular VIII, No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

As part of our international expansion strategy, we have evaluated Zain, the Kuwaiti telecommunications operator and have decided that we have no interest in this Company.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 28, 2010	By:	/s/ Koray Öztürkler
	Name:	Koray Öztürkler
	Title:	Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 28, 2010	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor & Int. Media Relations - Division Head